UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-25232

Apollo Group, Inc.

(Exact name of registrant as specified in its charter)

4615 East Elwood Street, Phoenix, Arizona 85040 (480) 966-5394

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

University of Phoenix Online common stock, no par value

(Title of each class of securities covered by this Form)

Apollo Education Group Class A common stock, no par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date:

None

     Pursuant to the requirements of the Securities Exchange Act of 1934, Apollo Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 27, 2004	By:	/s/ Kenda Gonzales

Kenda Gonzales, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.